ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 13, 2020

Lisa M. Henry
T +1 617 951 7780
Lisa.Henry@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	AMG Funds (the “Registrant”)

Registration Statement on Form N-14

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition of AMG GW&K Mid Cap Fund (formerly AMG Managers Cadence Mid Cap Fund), a series of AMG Funds III (the “Target Fund”) by AMG GW&K Small/Mid Cap Fund, a series of the Registrant (the “Acquiring Fund”).

The Proxy Statement/Prospectus contained in the Registration Statement will be furnished in connection with a special meeting of shareholders of the Target Fund, a series of AMG Funds III, at which time the shareholders of the Target Fund will be asked to vote on the proposed acquisition of the Target Fund by the Acquiring Fund. The Registration Statement also includes a proposal for shareholders of the Target Fund to approve a new subadvisory agreement with the Target Fund’s current interim subadviser.

No registration fee is being paid at the time of filing because the Registrant has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registrant proposes to amend the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine. We would greatly appreciate receiving any comments you might have at your earliest convenience. Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry